United States securities and exchange commission logo





                              July 24, 2023

       Eric H. Baker
       Chief Executive Officer
       StubHub Holdings, Inc.
       175 Greenwich Street, 59th Floor
       New York, New York 10007

                                                        Re: StubHub Holdings,
Inc.
                                                            Amendment No. 6 to
Draft Registration Statement on Form S-1
                                                            Submitted June 30,
2023
                                                            CIK No. 0001337634

       Dear Eric H. Baker:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement on Form S-1 submitted June 30, 2023

       Prospectus Summary
       Our Market Opportunity, page 13

   1. We note that you continue to use 2019 to estimate your SAM and TAM, but you deleted your disclosure that
you are using such data "to account for the impact of the COVID 19 pandemic . . . ."
Further, where you disclose on page 71 that "[w]e believe we operate the largest global
marketplace where fans can buy and sell tickets to live events," we note that you continue to rely
upon public regulatory filings and equity research reports from 2019.
                                                        Please revise your
market statements as of a more recent year such as 2022. In the alternative, elaborate
upon why using data from 2019 continues to provide a reasonable basis for your market
opportunity estimate and market position.
 Eric H. Baker
StubHub Holdings, Inc.
July 24, 2023
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2022 and 2021, page 80

2. We note that revenues increased 55%, whereas GMS increased 67% for the year ended
      December 31, 2022. Please discuss and quantify the extent to which changes in revenue are attributable to changes in prices or to changes in volume. In addition, we note that cost of revenue increased as a percentage of revenue. Please tell us your consideration for disclosing any known trends in the relationship between these costs and revenues. Refer to Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K.
Liquidity and Capital Resources
Cash Flows, page 94

3. Please revise to explain the underlying drivers of the changes in your cash flows used in operating activities. For instance, explain what caused the changes in the payments due to buyers and sellers. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.
       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                           Sincerely,
FirstName LastNameEric H. Baker
                                                           Division of
Corporation Finance
Comapany NameStubHub Holdings, Inc.
                                                           Office of Trade &
Services
July 24, 2023 Page 2
cc:       Alison A. Haggerty
FirstName LastName